PANA-MINERALES S.A.
        Primera Calle El Carmen,
                                                           EDF  PH  Villa Medici
                 Apt. 28  Torre C
      Panama City, Rep. of Panama

                                   Telephone: (507) 391-6820

                                                                                                                                      December 1, 2008
 Via EDGAR

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:           Pana-Minerales S.A. (the “Company”)
                 Registration Statement on Form S-1
                                 Filed October 13, 2008
                 File No. 333-154218

We acknowledge receipt of the Staff’s comment letter of November 4, 2008 respecting our Registration Statement on Form S-1 identified in the caption above.

We have forwarded, electronically, one copy with ‘red-line’ of Amendment #1 to our S-1, for ease of reference to the changes made to the document.    If the Staff also wishes us to forward paper copies of this letter and enclosures please so advise us.

Our responses below are in answer (and have the corresponding number) to the comments in the Staff’s letter of November 4, 2008.  Please note that all page references below refer to the above mentioned copy of Amendment #1 to our S-1 (“Amendment #1”):

General

1.  As noted we have revised (i) the ‘Cover Page’, and (ii) ‘Plan of Distribution’ (page 14) to Amendment #1to make clear that our sole ‘Selling Shareholder’ is an underwriter within the meaning of the Securities Act of 1933, as required by Item 501 (b)(8) of Reg. S-K.

2.           Rule 415 (a)(1) provides for certain categories of securities that may be registered for an offering to be made on a continuous or delayed basis in the future. Subparagraphs (i) and (ix) of Rule 415(a)(1) are both applicable to the Issuer’s registration statement.
Subparagraph (i) provides that the registration statement in which the securities to be offered on a continuous or delayed basis pertains only to “Securities which are to be offered or sold by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”
The Issuer notes the Staff’s comment that the selling shareholder is the Issuer’s sole officer and director. However, for purposes of Rule 415, the Issuer does not believe that such fact disqualifies the proposed offering of securities from the category of securities being sold “by or on behalf of a person . . . other than the registrant” under subparagraph (i). The sale of the securities is being made by Mr. Davis and all proceeds from much sale will be for his sole benefit, as stated in the “SUMMARY OF PROSPECTUS” on page 3. Therefore, the offering comports with the requirements of subparagraph (i) of Rule 415(a)(1).

Subparagraph (ix) of Rule 415(a)(1) is also applicable to this registration statement. Such subparagraph provides that the registration statement must pertain to “Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period of time in excess of 30 days from the date of initial effectiveness.”  These circumstances described in the language of this subparagraph of the Rule are precisely the circumstances under which the proposed offering will be made.

Risk Factors, page 5

General

3.  We have revised the third sentence o of the introductory paragraph and stated explicitly that we have included all known material risks in our discussion.

Business Development Since Inception, page 17

4.  We have corrected the typographical error you noted on page 17 by deleting the erroneous “$13,000,000” replacing it with “$13,000”, the correct figure which, as you noted, is “…referenced in other parts of [our] filing.”

Liquidity and Capital Resources, page 26

General

5. We have now formalized the terms of the loan agreement, between the Company and me in an agreement dated November 1, 2008.  This Loan Agreement is also be made Exhibit 10.2 to Amendment #1.

Specific reference to the Loan Agreement, and its ramifications, have be made in the following sections of Amendment #1:

‘Summary’, page 3;

‘Risk Factors’, pages 6 and 7;

‘Business Description:
Business Development Since Inception’, page 17;

‘Description of Property:
Proposed Exploration Work - Plan of Operation’, page 23;

‘Management Discussion & Analysis’ in the opening section (page 25), ‘Liquidity & Capital Resources’ (page 26) and ‘Our Planned Exploration Work’ (page 28); and

‘Certain Transactions’, page 34.

Summary of Significant Accounting Policies, page 45

6.   We apologize for the inadvertent failure to put parenthesis around the ‘loss’ entries. In Amendment #1 we have included parenthesis around these entries to accurately reflect the negative income amounts.

We appreciate your helpful comments and questions concerning disclosure in our S-1 and trust the above, and enclosed Amendment #1, fully address your comments and concerns.

Yours truly,
Pana-Minerales S.A.

HECTOR FRANCISCO DAVIS

Per:  Hector Francisco Vasquez Davis
President